February 10, 2025

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Go Green Global Technologies Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 14, 2025
File No. 333-276881

Dear Mr. Jones:

Go Green Global Technologies Corp. (the “Company”) respectfully submits this correspondence to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated February 5, 2025 relating to the Company’s filing on January 14, 2025 of its amended registration statement (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, “Amendment No. 4”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 4.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Amendment No. 3 to Registration Statement on Form S-1 filed January 14, 2025

Recent Developments, page 7

1.	We note your response to prior comment 3 and reissue in part. Please revise to disclose the termination provisions under the distribution agreement.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Recent Developments” section, which includes the termination provisions under the Distribution Agreement with CALCLEAR.

Executive Compensation, page 45

2.	Please update the executive and board compensation information to be as of the fiscal year ended December 31, 2024.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Executive Compensation” section, which includes executive and board compensation information to be as of the fiscal year ended December 31, 2024.

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Exhibits

3.	Please have counsel revise the legality opinion to differentiate between the outstanding shares of common stock being registered for resale and the shares of common stock being registered for resale upon exercise of the warrants. Counsel should opine that the outstanding shares of common stock being registered for resale are validly issued, fully paid and non-assessable and that the shares of common stock being registered for resale upon exercise of the warrants will be validly issued, fully paid and non-assessable.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised legality Opinion included in Amendment No. 4.

4.	We note your response to prior comment 6. Please file as exhibits the following agreements mentioned on page 54: (1) the agreement on October 1, 2024 to extend the maturity date of the April 2024 Zevetchin Note to November 30, 2024; (2) the promissory note with David Zevetchin entered into on November 19, 2024; and (3) the second amendment to the 2023 AJB Note entered into on November 21, 2024.

In response to the Commission’s comment, the Company respectfully refers the Staff to Exhibits 10.13, 10.14, and 10.15, which are the (1) the agreement dated September 30, 2024 to extend the maturity date of the April 2024 Zevetchin Note to November 30, 2024; (2) the promissory note with David Zevetchin entered into on November 19, 2024; and (3) the second amendment to the 2023 AJB Note entered into on November 21, 2024, respectively. With respect to the reference to the agreement on October to extend the maturity date of the April 2024 Zevetchin Note to November 30, 2024 in the Staff’s comment, the Company respectfully clarifies that such agreement was dated September 30, 2024 and not October 1, 2024.

General

5.	We note several references to your web address and the web addresses of third parties throughout your disclosure. Please consult Release 33-7856 (footnote 41 and the related text) (April 28, 2000) regarding your obligations when using internet addresses in your registration statement and revise as appropriate.

In response to the Commission’s comment, the Company respectfully advises that it has revised the references to the web addresses of third parties throughout Amendment No.4 as appropriate and to comply with Release 33-7856.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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